September 30, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:          Good Times Restaurants, Inc.

                Form 10-KSB for the year ended September 30, 2008

                Filed December 29, 2008, File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated September 14, 2009 containing comments on the Company's response to your letter dated July 8, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-KSB for the year ended September 30, 2008

Management Discussion and Analysis, and Consolidated Balance Sheets

1.                   We have reviewed the impairment analysis provided in connection with your responses to our prior comments.  However, based on our review of the impairment analysis, we are unclear as to how it complies with the guidance in paragraphs 7 through 19 which require that the recoverability of long-lived assets to be held and used be evaluated based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group.  This analysis shall be made for the remaining useful life of the asset or asset group to the Company as outlined in paragraph 18 of SFAS No. 144.  As your analysis utilizes only cash flows for the most recent trailing 12 month period to determine the recoverability of the long-lived assets of each store, it does not appear to comply with the guidance in SFAS No. 144.  While this would not necessarily be an issue or indicate a potential problem for those locations where the trailing 12 month cash flows exceed the carrying value of the related long-lived assets, it appears that there may be potential impairments for locations where the trailing 12 month cash flows are very low in relation to the carrying values of the related long-lived assets.  Furthermore, for certain of such locations, it appears that even projected cash flows for the next five years will not be adequate to demonstrate recoverability of the related assets or asset groups.

For example, for your store numbers 130, 142 and 160, it appears it will take in excess of ten years for the Company to generate sufficient cash flows to recover the carrying value of the related long-lived assets based on the trailing twelve month cash flows for these locations.  Furthermore, for your store numbers 132, 137 and 166, you are currently experiencing negative cash flows and your projected cash flows for the next five years do not come anywhere close to the level needed to indicate the recoverability of the related long-lived assets.  For each of these locations, we are unclear as to why the Company believes the related long-lived assets are recoverable and are not impaired, since the analysis provided in your response provided no basis or rationale for your conclusion.  Please provide us with a revised impairment analysis for each of these locations which supports managements conclusion that the carrying values of the long-lived assets is recoverable, based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets group, and that no impairment charge is required.  The revised analysis should be completed in accordance with the guidance outlined in paragraphs 7 through 23 of SFAS No. 144.  We may have further comment upon receipt of your response.

United States Securities and Exchange Commission

October 7, 2009

2.                   In addition, as indicated previously, we note that you have projected restaurant sales to increase 3% annually for periods subsequent to fiscal 2009 for purposes of your impairment analysis, and you further explain that the 3% is based on increased menu pricing and nominal growth.  However we note your disclosure in Note 2 of Form 10-Q for the period ended June 30, 2009 (which is consistent with your disclosure in Form 10-K for the year ended December 29, 2008), that after several years of same store sales growth, including several months of double digit growth in fiscal 2007 and early fiscal 2008, you experienced a dramatic change in your sales trends, beginning in early calendar 2008 and continuing through June 2009, as the economy slowed and competitive pricing pressures intensified.  Even with increased menu pricing, in light of the current economic environment, we believe that past increases over the previous years are not relevant and therefore we are unclear as to why management believes that any increase in sales is appropriate for purposes of preparing your impairment analysis.  Unless you can provide a substantive basis or factually support that the negative same store sales will not continue and that you will be able to realize the 3% increase, we believe the results of your analysis should be revised to give consideration to your recent adverse sales trends.  Please advice or revise as appropriate.

We have completed an updated impairment analysis with regards to our long-lived assets as of March 31, 2009. Attached to this response letter are the results of our impairment analysis on a restaurant by restaurant basis for the period ending March 31, 2009. The data is broken down into two categories of restaurants, the first category being those locations where the trailing twelve month cash flow does not show asset recoverability within two years and the second group all show recoverability in less than two years.

The analysis of the restaurants with asset recoverability of more than two years has been expanded to include future cash flow projections for the estimated useful life of each location as well as the salvage value of the assets at the end of the useful life. In addition detailed cash flow projections for each of these restaurants have been included.

All of the judgments and assumptions made in preparing the cash flow projections are consistent with our other financial statement calculations and disclosures. The assumptions used in the cash flow projections are consistent with other forward-looking information prepared by the company, such as those used for internal budgets, discussions with third parties, and/or reporting to management or the board of directors.

Assumptions to the cash flow projections are as follows:

•         Sales projections are as follows: Fiscal 2010 sales are projected flat with respect to fiscal 2009, for fiscal years 2011 to 2024 we have used annual increases of 2% to 3%. We believe the 2% to 3% increase in the years beyond 2010 is a reasonable expectation of growth and that it would be unreasonable to expect no growth in our sales. (See explanation below). These increases include menu price increases in addition to any real growth. Historically our weighted menu prices have increased 1.5% to 6%.

•         Our variable and semi-variable restaurant operating costs are projected to increase proportionately with the sales increases as well as increasing an additional 1.5% per year consistent with inflation.

•         Our other fixed restaurant operating costs are projected to increase 1.5% to 2% per year.

•         Food and packaging costs have been relatively high in the past two years and we have begun to see a stabilizing of these costs. With menu engineering and commodity cost declines we anticipate these costs to decrease as much as 1% as a percentage of restaurant sales. However, the cash flow projections included in the impairment analysis assume our cost of sales to remain flat in relation to our current fiscal 2009 food and packaging costs as a percentage of sales.

•         Salvage value has been estimated on a restaurant by restaurant basis considering each restaurant's particular equipment package and building size.

We have evaluated our historical and current sales trends as a basis for our assumption of a 2% to 3% sales increase in fiscal 2011 and beyond. Following are our historical sales trends through March 31, 2008. We experienced same store sales growth in sixteen of seventeen consecutive quarters until the quarter ending June 30, 2008 when our sales declined 5.7%.

Period	Same Store Sales Variance
Fiscal 2004	2.7%
Fiscal 2005	4.8%
Fiscal 2006	1.0%
Fiscal 2007	6.0%
Fiscal 2008 thru 3/31/08	7.6%

The average same store sales growth over this 5 year period was 5%. Restaurant sales began to turn negative in the quarter ending June 30, 2008 with the economic recession taking full hold.

We have begun to see a flattening of our negative sales trends as we overlap the large declines of the prior year:

Qtr ending 12/31/08	-15%
Qtr ending 3/31/09	-13.5%
Qtr ending 6/30/09	-12.5%
Projected Qtr ending 9/30/09	-7.5%

Our fiscal 2010 projections are for a 0% sales increase.  This projection includes the effect of menu price increases and therefore assumes some nominal negative real growth. Our ongoing analysis will confirm the viability of these projections, however we believe it is appropriate to use an annual 2% - 3% increase for fiscal 2011 and beyond in our impairment analysis.

Given the results of our impairment analysis there are no restaurants which have potential impairment as their projected undiscounted cash flows show recoverability of their asset values. We will complete another analysis at September 30, 2009.

3.                   Furthermore, supplementally provide us with and expand your disclosure in your future filings to include a sensitivity analysis of what the results of your impairment analysis would have been should sales levels decline another 5% beyond your revised sales assumption.  Lastly, even though you indicate in your Form 10-Q that you do not anticipate further price increases in commodity costs, as part of your response and your revised discussion in future filings, please discuss the potentially different outcomes that might results from possible cost fluctuations as part of the sensitivity analysis.  We may have further comment upon receipt of your response.

The following will be added to our future filings:

Our impairment analysis included a sensitivity analysis with regard to the cash flow projections that determine the recoverability of each restaurant's assets. The results indicate that even with a 20% decline in our projected cash flows we would still not have any potential impairment issues.  We have experienced higher than normal food and packaging costs as a percentage of restaurant sales in recent years and we do not believe these costs will remain at these levels in future years. However for purposes of our cash flow projections in the asset impairment analysis we have assumed our food and packaging costs will remain at these higher levels.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:           Linda Cvrkel, Branch Chief

                Effie Simpson

Attachment: Restaurant level impairment analysis

Good Times Drive Thru

Property & Equipment Impairment Analysis

March 31, 2009

	Store #	Store Location	Training 12 month Net Income	Trailing 12 month Depreciation Expense	Trailing 12 month Cash Flow	Remaining Useful life	Projected Undisc.Cash Flow from Ops for Remaining Useful Life	Projected Salvage value of Bldg and Equip	Total Undiscounted projected cash flow	PP&E, Net	Excess (deficit) undisc cash flow over PP&E Net	Total Undiscounted projected cash flow at 80% of Projections	Excess (deficit) undisc cash flow over PP&E Net at 80% of Projections
							A	A	A A	B	B - A A
1	105	Wadsworth	$ 15,275	$ 25,078	$ 40,353	15	$ 1,654,000	$ 50,000	$ 1,704,000	$ 120,129	$ 1,583,871	$ 1,363,200	$ 1,243,071
2	110	Hampden	$ 39,458	$ 52,064	$ 91,522	15	$ 1,888,000	$ 100,000	$ 1,988,000	$ 427,456	$ 1,560,544	$ 1,590,400	$ 1,162,944
3	121	1st and Union	$ (5,438)	$ 44,247	$ 38,809	15	$ 1,171,000	$ 100,000	$ 1,271,000	$ 94,483	$ 1,176,517	$ 1,016,800	$ 922,317
4	130	2000 S. Federal	$ (39,050)	$ 44,819	$ 5,769	15	$ 250,000	$ 100,000	$ 350,000	$ 86,167	$ 263,833	$ 280,000	$ 193,833
5	132	Silverthorne, CO	$ (52,189)	$ 40,617	$ (11,572)	15	$ 940,000	$ 50,000	$ 990,000	$ 199,026	$ 790,974	$ 792,000	$ 592,974
6	137	Commerce City	$ (78,694)	$ 45,902	$ (32,792)	15	$ 281,000	$ 75,000	$ 356,000	$ 286,561	$ 69,439	$ 284,800	$ (1,761)
7	140	Buckley and Qunicy	$ 14,302	$ 46,012	$ 60,314	15	$ 1,499,000	$ 100,000	$ 1,599,000	$ 226,536	$ 1,372,464	$ 1,279,200	$ 1,052,664
8	141	Brighton, CO	$ (11,744)	$ 25,024	$ 13,280	15	$ 274,000	$ 50,000	$ 324,000	$ 65,498	$ 258,502	$ 259,200	$ 193,702
9	142	Peoria	$ (6,554)	$ 13,825	$ 7,271	15	$ 577,000	$ 75,000	$ 652,000	$ 96,059	$ 555,94	$ 521,600	$ 425,541
10	151	Astrozon	$ 1,483	$ 35,461	$ 36,944	15	$ 731,000	$ 50,000	$ 781,000	$ 171,784	$ 609,216	$ 624,800	$ 453,016
11	155	Larkridge	$ 143,196	$ 75,746	$ 218,942	15	$ 1,903,000	$ 250,000	$ 2,153,000	$ 686,790	$ 1,466,210	$ 1,722,400	$ 1,035,610
12	160	Centerra	$ (52,608)	$ 87,941	$ 35,333	15	$ 1,968,000	$ 250,000	$ 2,218,000	$ 819,463	$ 1,398,537	$ 1,774,400	$ 954,937
13	166	Kipling & Chatfield	$ (55,463)	$ 48,078	$ (7,385)	15	$ 655,000	$ 200,000	$ 855,000	$ 440,470	$ 414,530	$ 684,000	$ 243,530

Good Times Drive Thru

Property & Equipment Impairment Analysis

March 31, 2009

	Store #	Store Location	Training 12 month Net Income	Trailing 12 month Depreciation Expense	Trailing 12 month Cash Flow	PP&E, Net	Realization Term (in yrs) based on Actual trailing 12mnh CF
			A	A	A A	B	B / A A
1	101	Boulder	$ 360,042	$ 35,610	$ 395,652	$ 236,547	0.6
2	102	Colfax	$ 123,909	$ 21,366	$ 145,275	$ 87,268	0.6
3	103	Colorado Boulevard	$ 50,971	$ 32,588	$ 83,559	$ 130,204	1.6
4	108	SW Comm	$ 338,783	$ 45,269	$ 384,052	$ 213,857	0.6
5	112	50th & Federal	$ 60,199	$ 34,712	$ 94,911	$ 42,557	0.4
6	113	Colfax and Harrison	$ 28,325	$ 39,155	$ 67,480	$ 89,499	1.3
7	114	1st and Wadsworth	$ 52,631	$ 31,965	$ 84,596	$ 51,918	0.6
8	115	Broadway and Evans	$ 56,385	$ 44,987	$ 101,372	$ 112,513	1.1
9	117	Havana & Mississippi	$ 104,680	$ 50,988	$ 155,668	$ 113,382	0.7
10	127	92nd and Wadsworth	$ 82,515	$ 43,053	$ 125,568	$ 127,932	1.0
11	133	58th and Kipling	$ 68,235	$ 39,596	$ 107,831	$ 118,708	1.1
12	134	Fort Collins, CO	$ 105,501	$ 19,015	$ 124,516	$ 76,822	0.6
13	139	Youngfield	$ 159,743	$ 43,868	$ 203,611	$ 231,951	1.1
14	154	Southlands	$ 184,847	$ 33,238	$ 218,085	$ 152,971	0.7
15	159	16th St Mall	$ 95,297	$ 43,243	$ 138,540	$ 274,938	2.0
16	167	N. Academy	$ 70,305	$ 31,817	$ 102,122	$ 201,067	2.0

OPERATING INCOME BY MONTH - STORE: 40th & Wads - 105

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	672,972	693,161	707,024	721,164	735,588	750,299	765,305	780,611	796,224	812,148	828,391	844,959	861,858	879,095	896,677	11,745,477	100.00%
COUPONS	32,322	33,456	34,809	34,858	35,208	35,623	35,923	36,871	37,498	38,265	39,211	40,171	41,111	41,933	42,772	560,030	4.77%
NET SALES	640,649	659,705	672,215	686,306	700,379	714,676	729,382	743,741	758,726	773,884	789,180	804,788	820,748	837,162	853,906	11,185,447	95.23%
COST OF SALES	208,621	214,880	219,177	223,561	228,032	232,593	237,245	241,990	246,829	251,766	256,801	261,937	267,176	272,520	277,970	3,641,098	31.00%
GROSS PROFIT	432,028	444,825	453,037	462,745	472,347	482,084	492,137	501,751	511,897	522,118	532,379	542,851	553,571	564,643	575,936	7,544,349	64.23%
CONTROL. EXP:
WAGES/SAL	174,071	176,801	179,765	183,545	187,365	190,195	193,045	196,962	199,861	202,779	206,795	209,762	212,793	216,998	220,080	2,950,817	25.12%
VAC PAY	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	1,731	25,959	0.22%
PAYROLL TAXES	15,618	15,864	16,128	17,631	17,994	18,265	18,537	18,910	19,188	19,467	19,849	20,134	20,424	20,824	21,120	279,953	2.38%
WORKERS COMP	2,180	2,215	2,252	2,298	2,346	2,381	2,417	2,465	2,501	2,538	2,588	2,625	2,663	2,715	2,753	36,935	0.31%
MGMT COMP	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	112,500	0.96%
EMPL MEALS	2,894	2,933	2,971	3,048	3,086	3,125	3,163	3,240	3,278	3,317	3,394	3,432	3,470	3,547	3,586	48,485	0.41%
SM WARES/CLEAN	5,710	5,795	5,824	5,852	5,881	5,909	5,938	5,967	5,995	6,024	6,300	6,396	6,493	6,658	6,756	91,498	0.78%
CONTRACT MAINT	9,490	9,585	9,681	9,778	9,875	9,974	10,074	10,175	10,276	10,379	10,483	10,588	10,694	10,801	10,909	152,760	1.30%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.59%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	18,623	18,996	19,376	19,763	20,159	20,562	20,973	21,392	21,820	22,257	22,702	23,156	23,619	24,091	24,573	322,061	2.74%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.13%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.14%
OFFC/MED EXP	888	888	888	894	900	906	912	924	930	936	948	954	960	972	978	13,878	0.12%
CASH SHORT	403	410	418	432	439	446	454	468	475	482	497	504	511	526	533	6,998	0.06%
TTL CONTROL	253,354	257,079	261,012	267,070	271,994	275,833	279,704	284,819	288,765	292,745	298,248	302,372	306,579	312,214	316,502	4,268,290	36.34%
OCCUP COSTS:
RENT	66,792	66,792	73,471	73,471	73,471	73,471	75,675	77,945	80,284	80,284	80,284	80,284	80,284	82,692	85,173	1,150,372	9.79%
PROP TAXES	15,804	16,041	16,282	16,526	16,774	17,025	17,281	17,540	17,803	18,070	18,341	18,616	18,896	19,179	19,467	263,645	2.24%
BLDG. INS.	2,148	2,159	2,170	2,180	2,191	2,202	2,213	2,224	2,235	2,247	2,258	2,269	2,280	2,292	2,303	33,373	0.28%
TTL OCCUP	84,744	84,992	91,922	92,177	92,436	92,699	95,169	97,710	100,322	100,600	100,883	101,169	101,460	104,163	106,943	1,447,389	12.32%
OTHER OPER COSTS:
BANK SPPLS	6,999	7,209	7,353	7,500	7,650	7,803	7,959	8,118	8,281	8,446	8,615	8,788	8,963	9,143	9,325	122,153	1.04%
LICENSES	190	190	190	190	190	190	190	190	190	190	190	190	190	190	190	2,850	0.02%
OUT MGMT COMP	45	45	45	45	45	45	45	45	45	45	45	45	45	45	45	675	0.01%
DELIVERY EXP	68	68	68	68	68	68	68	68	68	68	68	68	68	68	68	1,020	0.01%
MISC. EXP/RENTAL	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	750	0.01%
TTL OTHER	7,352	7,562	7,706	7,853	8,003	8,156	8,312	8,471	8,634	8,799	8,968	9,141	9,316	9,496	9,678	127,448	1.09%
INCENTIVE COMP	2,692	2,773	2,828	2,885	2,942	3,001	3,061	3,122	3,185	3,249	3,314	3,380	3,447	3,516	3,587	46,982	0.40%
OPERATING INC	83,886	92,420	89,569	92,760	96,972	102,395	105,890	107,629	110,991	116,725	120,966	126,789	132,769	135,254	139,225	1,654,241	14.08%
CASH FLOW	83,886	92,420	89,569	92,760	96,972	102,395	105,890	107,629	110,991	116,725	120,966	126,789	132,769	135,254	139,225	1,654,241	14.08%

OPERATING INCOME BY MONTH - STORE: Hampden #110

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	658,057	677,799	691,355	705,182	719,285	733,671	748,345	763,311	778,578	794,149	810,032	826,233	842,758	859,613	876,805	11,485,172	100.00%
COUPONS	29,415	30,298	30,904	31,522	32,152	32,795	33,451	34,120	34,802	35,498	36,208	36,933	37,671	38,425	39,193	513,387	4.47%
NET SALES	628,642	647,501	660,451	673,660	687,133	700,876	714,894	729,191	743,775	758,651	773,824	789,300	805,086	821,188	837,612	10,971,785	95.53%
COST OF SALES	205,643	211,812	216,048	220,369	224,777	229,272	233,858	238,535	243,306	248,172	253,135	258,198	263,362	268,629	274,002	3,589,116	31.25%
GROSS PROFIT	422,999	435,689	444,403	453,291	462,357	471,604	481,036	490,657	500,470	510,479	520,689	531,102	541,725	552,559	563,610	7,382,668	64.28%
CONTROL. EXP:
WAGES/SAL	181,989	188,252	191,424	194,841	198,066	203,711	207,010	210,334	213,684	218,457	221,871	225,311	230,212	233,397	237,743	3,156,303	27.48%
VAC PAY	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	54,215	0.47%
PAYROLL TAXES	17,638	18,232	18,534	18,860	19,167	19,701	20,016	20,333	20,653	21,106	21,432	21,760	22,225	22,530	22,944	305,130	2.66%
EMPL HLTH INS	6,899	7,036	7,177	7,321	7,467	7,617	7,769	7,924	8,083	8,244	8,409	8,577	8,749	8,924	9,102	119,299	1.04%
WORKERS COMP	2,299	2,377	2,416	2,459	2,499	2,568	2,609	2,651	2,692	2,751	2,794	2,837	2,897	2,937	2,991	39,778	0.35%
MGMT COMP	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	81,000	0.71%
EMPL MEALS	2,818	2,894	2,933	2,971	3,010	3,086	3,125	3,163	3,202	3,278	3,317	3,355	3,432	3,470	3,547	47,602	0.41%
SM WARES/CLEAN	4,392	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,689	4,738	4,835	67,691	0.59%
CONTRACT MAINT	6,861	6,930	6,999	7,069	7,140	7,211	7,283	7,356	7,429	7,504	7,579	7,655	7,731	7,808	7,887	110,441	0.96%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.63%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.07%
UTILITIES	21,331	21,758	22,193	22,637	23,090	23,552	24,023	24,503	24,993	25,493	26,003	26,523	27,053	27,594	28,146	368,892	3.21%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.13%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.14%
OFFC/MED EXP	888	888	888	888	888	900	906	912	918	930	936	942	954	960	972	13,770	0.12%
CASH SHORT	389	403	410	418	425	439	446	454	461	475	482	490	504	511	526	6,833	0.06%
TTL CONTROL	268,763	276,605	280,926	285,534	289,941	297,097	301,620	306,187	310,797	317,047	321,758	326,513	333,183	337,737	343,692	4,597,399	40.03%
OCCUP COSTS:
RENT	36,300	36,300	36,300	36,300	36,300	39,900	39,900	39,900	39,900	39,900	43,500	43,500	43,500	43,500	43,500	598,500	5.21%
COMMON AREA	2,004	2,024	2,044	2,065	2,085	2,106	2,127	2,149	2,170	2,192	2,214	2,236	2,258	2,281	2,304	32,258	0.28%
PROP TAXES	1,584	1,608	1,632	1,656	1,681	1,706	1,732	1,758	1,784	1,811	1,838	1,866	1,894	1,922	1,951	26,425	0.23%
BLDG. INS.	2,292	2,303	2,315	2,327	2,338	2,350	2,362	2,373	2,385	2,397	2,409	2,421	2,433	2,446	2,458	35,610	0.31%
TTL OCCUP	42,180	42,235	42,291	42,348	42,405	46,063	46,121	46,180	46,240	46,300	49,961	50,023	50,085	50,149	50,212	692,792	6.03%
OTHER OPER COSTS:
BANK SPPLS	7,239	7,456	7,605	7,757	7,912	8,070	8,232	8,396	8,564	8,736	8,910	9,089	9,270	9,456	9,645	126,337	1.10%
LICENSES	210	210	210	210	210	210	210	210	210	210	210	210	210	210	210	3,150	0.03%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.07%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.11%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.08%
TTL OTHER	9,405	9,622	9,771	9,923	10,078	10,236	10,398	10,562	10,730	10,902	11,076	11,255	11,436	11,622	11,811	158,827	1.38%
INCENTIVE COMP	2,632	2,711	2,765	2,821	2,877	2,935	2,993	3,053	3,114	3,177	3,240	3,305	3,371	3,438	3,507	45,941	0.40%
OPERATING INC	100,019	104,516	108,649	112,666	117,056	115,273	119,903	124,674	129,589	133,054	134,653	140,007	143,649	149,613	154,388	1,887,709	16.44%
CASH FLOW	100,019	104,516	108,649	112,666	117,056	115,273	119,903	124,674	129,589	133,054	134,653	140,007	143,649	149,613	154,388	1,887,709

OPERATING INCOME BY MONTH - STORE: 1st & Union - 121

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	656,564	676,261	689,786	703,582	717,653	732,006	746,647	761,579	776,811	792,347	808,194	824,358	840,845	857,662	874,815	11,459,112	100.00%
COUPONS	35,126	36,643	38,126	38,179	38,563	39,017	39,346	40,383	41,070	41,910	42,947	43,998	44,978	45,877	46,795	612,957	5.35%
NET SALES	621,438	639,618	651,660	665,403	679,091	692,990	707,301	721,196	735,741	750,437	765,247	780,360	795,868	811,785	828,021	10,846,155	94.65%
COST OF SALES	216,666	223,166	227,629	232,182	236,826	241,562	246,393	251,321	256,348	261,475	266,704	272,038	277,479	283,029	288,689	3,781,507	33.00%
GROSS PROFIT	404,772	416,452	424,031	433,221	442,265	451,428	460,907	469,875	479,393	488,963	498,543	508,322	518,389	528,756	539,332	7,064,648	61.65%
CONTROL. EXP:
WAGES/SAL	176,258	182,461	185,574	188,933	192,099	197,684	200,924	204,190	207,482	212,195	215,550	218,931	223,773	226,900	230,047	3,062,999	26.73%
VAC PAY	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	2,105	31,569	0.28%
PAYROLL TAXES	15,837	16,386	16,663	18,164	18,466	18,995	19,304	19,615	19,929	20,377	20,697	21,020	21,480	21,779	22,080	290,792	2.54%
EMPL HLTH INS	2,826	2,883	2,940	2,999	3,059	3,120	3,183	3,246	3,311	3,377	3,445	3,514	3,584	3,656	3,729	48,871	0.43%
WORKERS COMP	2,211	2,288	2,326	2,368	2,407	2,476	2,516	2,557	2,598	2,656	2,698	2,740	2,800	2,839	2,878	38,360	0.33%
MGMT COMP	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	6,300	94,500	0.82%
EMPL MEALS	7,426	2,894	2,933	2,971	3,010	3,086	3,125	3,163	3,202	3,278	3,317	3,355	3,432	3,470	3,509	52,171	0.46%
SM WARES/CLEAN	4,392	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,689	4,738	4,787	67,643	0.59%
CONTRACT MAINT	7,943	8,022	8,103	8,184	8,266	8,348	8,432	8,516	8,601	8,687	8,774	8,862	8,950	9,040	9,130	127,858	1.12%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.63%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.07%
UTILITIES	28,346	28,913	29,492	30,081	30,683	31,297	31,923	32,561	33,212	33,877	34,554	35,245	35,950	36,669	37,402	490,205	4.28%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.13%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.14%
OFFC/MED EXP	888	888	888	888	888	900	906	912	918	930	936	942	954	960	966	13,764	0.12%
CASH SHORT	389	403	410	418	425	439	446	454	461	475	482	490	504	511	518	6,826	0.06%
TTL CONTROL	269,166	272,363	276,671	282,466	286,883	294,047	298,582	303,162	307,786	314,050	318,779	323,553	330,242	334,819	339,436	4,552,004	39.72%
OCCUP COSTS:
RENT	56,953	56,953	56,953	56,953	56,953	64,072	64,072	64,072	64,072	64,072	72,081	72,081	72,081	72,081	72,081	965,531	8.43%
PROP TAXES	7,644	7,759	7,875	7,993	8,113	8,235	8,358	8,484	8,611	8,740	8,871	9,004	9,139	9,276	9,416	127,518	1.11%
BLDG. INS.	2,136	2,147	2,157	2,168	2,179	2,190	2,201	2,212	2,223	2,234	2,245	2,256	2,268	2,279	2,290	33,186	0.29%
TTL OCCUP	66,733	66,858	66,986	67,114	67,245	74,497	74,631	74,768	74,906	75,046	83,198	83,342	83,488	83,637	83,787	1,126,236	9.83%
OTHER OPER COSTS:
BANK SPPLS	7,879	8,115	8,277	8,443	8,612	8,784	8,960	9,139	9,322	9,508	9,698	9,892	10,090	10,292	10,498	137,509	1.20%
LICENSES	170	170	170	170	170	170	170	170	170	170	170	170	170	170	170	2,550	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.07%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.11%

OPERATING INCOME BY MONTH - STORE: 1st & Union - 121 (continued)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.08%
TTL OTHER	10,005	10,241	10,403	10,569	10,738	10,910	11,086	11,265	11,448	11,634	11,824	12,018	12,216	12,418	12,624	169,399	1.48%
INCENTIVE COMP	2,626	2,705	2,759	2,814	2,871	2,928	2,987	3,046	3,107	3,169	3,233	3,297	3,363	3,431	3,499	45,836	0.40%
OPERATING INC	56,242	64,284	67,212	70,257	74,529	69,046	73,622	77,634	82,147	85,062	81,510	86,111	89,079	94,452	99,985	1,171,173	10.22%
CASH FLOW	56,242	64,284	67,212	70,257	74,529	69,046	73,622	77,634	82,147	85,062	81,510	86,111	89,079	94,452	99,985	1,171,173	10.22%

OPERATING INCOME BY MONTH - STORE: 2000 S. Federal - 130

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	467,335	481,355	495,796	510,669	525,989	541,769	558,022	574,763	592,006	609,766	628,059	646,901	659,839	673,036	686,496	8,651,800	100.00%
COUPONS	25,143	25,897	26,674	27,474	28,298	29,147	30,022	30,922	31,850	32,805	33,790	34,803	35,499	36,209	36,933	465,467	5.38%
NET SALES	442,192	455,458	469,122	483,195	497,691	512,622	528,001	543,841	560,156	576,961	594,269	612,097	624,339	636,826	649,563	8,186,334	94.62%
COST OF SALES	151,884	156,440	161,134	165,968	170,947	176,075	181,357	186,798	192,402	198,174	204,119	210,243	214,448	218,737	223,111	2,811,835	32.50%
GROSS PROFIT	290,308	299,018	307,988	317,228	326,745	336,547	346,643	357,043	367,754	378,787	390,150	401,855	409,892	418,090	426,451	5,374,498	62.12%
CONTROL. EXP:
WAGES/SAL	141,891	145,857	148,621	156,006	159,272	164,673	167,566	170,484	174,769	180,194	184,578	187,954	191,032	197,706	200,915	2,571,519	29.72%
VAC PAY	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	1,760	26,395	0.31%
PAYROLL TAXES	13,635	14,012	14,276	14,974	15,286	15,798	16,075	16,355	16,763	17,278	17,695	18,019	18,312	18,942	19,248	246,667	2.85%
WORKERS COMP	1,778	1,827	1,861	1,952	1,993	2,059	2,096	2,132	2,185	2,252	2,307	2,349	2,387	2,469	2,509	32,156	0.37%
MGMT COMP	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	90,000	1.04%
EMPL MEALS	2,203	2,280	2,318	2,357	2,395	2,472	2,510	2,549	2,626	2,664	2,741	2,779	2,818	2,894	2,933	38,539	0.45%
SM WARES/CLEAN	4,392	5,795	5,824	5,852	5,881	5,909	5,938	5,967	5,995	6,024	6,052	6,081	6,109	6,138	6,166	88,123	1.02%
CONTRACT MAINT	7,421	7,495	7,570	7,646	7,722	7,800	7,878	7,956	8,036	8,116	8,197	8,279	8,362	8,446	8,530	119,455	1.38%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	2.16%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.09%
UTILITIES	22,050	22,491	22,941	23,399	23,867	24,345	24,832	25,328	25,835	26,351	26,878	27,416	27,964	28,524	29,094	381,315	4.41%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.18%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.19%
OFFC/MED EXP	888	888	888	888	888	888	888	888	888	888	888	888	888	888	888	13,320	0.15%
CASH SHORT	274	288	295	302	310	324	331	338	353	360	374	382	389	403	410	5,134	0.06%
TTL CONTROL	216,537	223,055	226,834	235,735	240,092	246,866	250,835	254,841	260,418	267,223	272,933	277,497	281,742	290,022	294,439	3,839,069	44.37%
OCCUP COSTS:
RENT	50,820	55,896	55,896	55,896	55,896	55,896	61,496	61,496	61,496	61,496	61,496	67,636	67,636	67,636	67,636	908,323	10.50%
PROP TAXES	12,288	12,472	12,659	12,849	13,042	13,238	13,436	13,638	13,842	14,050	14,261	14,475	14,692	14,912	15,136	204,990	2.37%
BLDG. INS.	1,956	1,966	1,976	1,985	1,995	2,005	2,015	2,025	2,036	2,046	2,056	2,066	2,077	2,087	2,097	30,389	0.35%
TTL OCCUP	65,064	70,334	70,531	70,731	70,933	71,139	76,948	77,159	77,374	77,592	77,813	84,177	84,404	84,635	84,869	1,143,703	13.22%
OTHER OPER COSTS:
BANK SPPLS	4,019	4,140	4,264	4,392	4,524	4,659	4,799	4,943	5,091	5,244	5,401	5,563	5,675	5,788	5,904	74,405	0.86%
LICENSES	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	3,000	0.03%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.09%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.14%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.10%
TTL OTHER	6,175	6,296	6,420	6,548	6,680	6,815	6,955	7,099	7,247	7,400	7,557	7,719	7,831	7,944	8,060	106,745	1.23%
INCENTIVE COMP	1,869	1,925	1,983	2,043	2,104	2,167	2,232	2,299	2,368	2,439	2,512	2,588	2,639	2,692	2,746	34,607	0.40%
OPERATING INC	663	-2,592	2,220	2,172	6,936	9,559	9,674	15,645	20,347	24,133	29,335	29,874	33,275	32,796	36,338	250,374	2.89%
CASH FLOW	663	-2,592	2,220	2,172	6,936	9,559	9,674	15,645	20,347	24,133	29,335	29,874	33,275	32,796	36,338	250,374	2.89%

OPERATING INCOME BY MONTH STORE - SILVERTHORNE #132

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	992,124	1,031,809	1,073,082	1,105,274	1,138,432	1,172,585	1,207,763	1,243,996	1,281,316	1,319,755	1,359,348	1,400,128	1,442,132	1,485,396	1,529,958	18,783,100	100.00%
COUPONS	57,047	59,329	61,702	63,553	65,460	67,424	69,446	71,530	73,676	75,886	78,163	80,507	82,923	85,410	87,973	1,080,028	5.75%
NET SALES	935,077	972,480	1,011,380	1,041,721	1,072,973	1,105,162	1,138,317	1,172,466	1,207,640	1,243,869	1,281,185	1,319,621	1,359,210	1,399,986	1,441,985	17,703,072	94.25%
COST OF SALES	300,118	312,122	324,607	334,345	344,376	354,707	365,348	376,309	387,598	399,226	411,203	423,539	436,245	449,332	462,812	5,681,888	30.25%
GROSS PROFIT	634,960	660,358	686,772	707,376	728,597	750,455	772,968	796,157	820,042	844,643	869,983	896,082	922,965	950,654	979,173	12,021,184	64.00%
CONTROL. EXP:
WAGES/SAL	343,141	353,031	363,401	374,567	381,268	389,574	399,357	407,854	417,505	426,188	439,131	448,029	453,715	457,766	461,817	6,116,345	32.56%
VAC PAY	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	5,472	82,078	0.44%
PAYROLL TAXES	30,851	31,730	32,652	36,024	36,664	37,455	38,385	39,195	40,113	40,941	42,169	43,018	43,566	43,962	44,358	581,084	3.09%
EMPL HLTH INS	2,826	2,883	2,940	2,999	3,059	3,120	3,183	3,246	3,311	3,377	3,445	3,514	3,584	3,656	3,729	48,871	0.26%
WORKERS COMP	4,307	4,430	4,558	4,696	4,780	4,883	5,004	5,110	5,229	5,337	5,497	5,608	5,679	5,731	5,783	76,631	0.41%
MGMT COMP	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	108,000	0.57%
EMPL MEALS	3,893	4,008	4,162	4,277	4,354	4,469	4,584	4,699	4,814	4,930	5,083	5,198	5,352	5,467	5,621	70,910	0.38%
SM WARES /CLEAN	6,755	7,011	7,264	7,657	7,783	7,973	8,162	8,351	8,540	8,729	8,981	9,170	9,422	9,611	9,863	125,271	0.67%
CONTRACT MAINT	11,810	11,928	12,047	12,168	12,290	12,412	12,537	12,662	12,789	12,916	13,046	13,176	13,308	13,441	13,575	190,104	1.01%
REST REPAIRS	12,000	12,120	12,241	12,364	12,487	12,612	12,738	12,866	12,994	13,124	13,255	13,388	13,522	13,657	13,794	193,163	1.03%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.04%
UTILITIES	22,754	23,209	23,674	24,147	24,630	25,123	25,625	26,137	26,660	27,193	27,737	28,292	28,858	29,435	30,024	393,499	2.09%
TELEPHONE	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	1,320	19,800	0.11%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.09%
OFFC/MED EXP	1,026	1,044	1,068	1,086	1,098	1,116	1,134	1,152	1,170	1,188	1,212	1,230	1,254	1,272	1,296	17,346	0.09%
CASH SHORT	590	612	641	662	677	698	720	742	763	785	814	835	864	886	914	11,203	0.06%
TTL CONTROL	455,540	467,593	480,234	496,234	504,676	515,022	527,015	537,599	549,476	560,296	575,957	587,045	594,712	600,471	606,361	8,058,232	42.90%
OCCUP COSTS:
RENT	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	134,310	2,014,650	10.73%
COMM AREA	23,000	23,230	23,462	23,697	23,934	24,173	24,415	24,659	24,906	25,155	25,406	25,660	25,917	26,176	26,438	370,229	1.97%
PROP TAXES	15,998	16,238	16,482	16,729	16,980	17,235	17,493	17,756	18,022	18,292	18,567	18,845	19,128	19,415	19,706	266,888	1.42%
BLDG. INS.	2,424	2,436	2,448	2,461	2,473	2,485	2,498	2,510	2,523	2,535	2,548	2,561	2,574	2,586	2,599	37,661	0.20%
TTL OCCUP	175,732	176,214	176,703	177,197	177,697	178,203	178,716	179,235	179,760	180,292	180,831	181,376	181,928	182,487	183,053	2,689,427	14.32%
OTHER OPER COSTS:
BANK SPPLS	11,905	12,382	12,877	13,263	13,661	14,071	14,493	14,928	15,376	15,837	16,312	16,802	17,306	17,825	18,359	225,397	1.20%
LICENSES	245	245	245	245	245	245	245	245	245	245	245	245	245	245	245	3,675	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.04%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.07%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.05%
TTL OTHER	14,106	14,583	15,078	15,464	15,862	16,272	16,694	17,129	17,577	18,038	18,513	19,003	19,507	20,026	20,560	258,412	1.38%
INCENTIVE COMP	3,968	4,127	4,292	4,421	4,554	4,690	4,831	4,976	5,125	5,279	5,437	5,601	5,769	5,942	6,120	75,132	0.40%
NET INC FRM REST	-14,388	-2,160	10,466	14,059	25,808	36,267	45,712	57,218	68,104	80,738	89,244	103,058	121,049	141,728	163,078	939,981	5.00%
CASH FLOW	-14,388	-2,160	10,466	14,059	25,808	36,267	45,712	57,218	68,104	80,738	89,244	103,058	121,049	141,728	163,078	939,981	5.00%

OPERATING INCOME BY MONTH - STORE: Commerce City #137

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	704,717	722,335	740,393	758,903	777,875	797,322	817,255	837,687	858,629	880,094	902,097	924,649	943,142	962,005	981,245	12,608,348	100.00%
COUPONS	1,762	1,806	1,851	1,897	1,945	1,993	2,043	2,094	2,147	2,200	2,255	2,312	2,358	2,405	2,453	31,521	0.25%
NET SALES	702,955	720,529	738,542	757,005	775,931	795,329	815,212	835,592	856,482	877,894	899,842	922,338	940,784	959,600	978,792	12,576,827	99.75%
COST OF SALES	237,983	243,932	250,031	256,281	262,688	269,256	275,987	282,887	289,959	297,208	304,638	312,254	318,499	324,869	331,366	4,257,839	33.77%
GROSS PROFIT	464,972	476,596	488,511	500,724	513,242	526,073	539,225	552,706	566,523	580,686	595,203	610,084	622,285	634,731	647,426	8,318,988	65.98%
CONTROL. EXP:
WAGES/SAL	265,364	267,486	269,526	271,647	274,179	276,300	278,421	279,482	281,600	283,715	287,302	289,416	290,764	293,615	294,883	4,203,700	33.34%
VAC PAY	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	67,495	0.54%
PAYROLL TAXES	23,860	24,052	24,236	26,159	26,404	26,610	26,816	26,923	27,129	27,336	27,680	27,886	28,020	28,294	28,420	399,824	3.17%
EMPL HLTH INS	2,826	2,883	2,940	2,999	3,059	3,120	3,183	3,246	3,311	3,377	3,445	3,514	3,584	3,656	3,729	48,871	0.39%
WORKERS COMP	3,331	3,358	3,383	3,410	3,442	3,469	3,496	3,510	3,537	3,564	3,608	3,635	3,653	3,688	3,705	52,789	0.42%
MGMT COMP	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	8,400	126,000	1.00%
EMPL MEALS	2,971	3,048	3,086	3,163	3,202	3,278	3,355	3,394	3,470	3,547	3,624	3,701	3,739	3,816	3,854	51,250	0.41%
SM WARES/CLEAN	8,050	8,073	8,073	8,073	8,073	8,073	8,073	8,307	8,432	8,557	8,681	8,806	8,869	8,993	9,056	126,188	1.00%
CONTRACT MAINT	11,689	11,806	11,924	12,043	12,164	12,285	12,408	12,532	12,658	12,784	12,912	13,041	13,171	13,303	13,436	188,157	1.49%
REST REPAIRS	12,900	13,029	13,159	13,291	13,424	13,558	13,694	13,831	13,969	14,109	14,250	14,392	14,536	14,681	14,828	207,650	1.65%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	30,916	31,534	32,165	32,808	33,465	34,134	34,817	35,513	36,223	36,948	37,687	38,440	39,209	39,993	40,793	534,645	4.24%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.12%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.13%
OFFC/MED EXP	888	894	900	912	918	930	942	948	960	972	984	996	1,002	1,014	1,020	14,280	0.11%
CASH SHORT	418	432	439	454	461	475	490	497	511	526	540	554	562	576	583	7,517	0.06%
TTL CONTROL	378,727	382,108	385,347	390,474	394,304	397,748	401,209	403,697	407,315	410,947	416,227	419,898	422,623	427,145	429,822	6,067,590	48.12%
OCCUP COSTS:
RENT	90,824	90,824	90,824	98,447	98,447	98,447	98,447	98,447	98,447	98,447	98,447	98,447	98,447	98,447	98,447	1,453,837	11.53%
OVERAGE RENT	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
COMMON AREA	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
PROP TAXES	14,664	14,884	15,107	15,334	15,564	15,797	16,034	16,275	16,519	16,767	17,018	17,273	17,533	17,796	18,062	244,627	1.94%
BLDG. INS.	2,844	2,858	2,873	2,887	2,901	2,916	2,930	2,945	2,960	2,975	2,989	3,004	3,019	3,035	3,050	44,186	0.35%
TTL OCCUP	108,332	108,566	108,803	116,668	116,912	117,160	117,412	117,667	117,926	118,188	118,455	118,725	118,999	119,277	119,559	1,742,650	13.82%
OTHER OPER COSTS:
BANK SPPLS	8,104	8,307	8,515	8,727	8,946	9,169	9,398	9,633	9,874	10,121	10,374	10,633	10,846	11,063	11,284	144,996	1.15%
LICENSES	190	190	190	190	190	190	190	190	190	190	190	190	190	190	190	2,850	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.06%

OPERATING INCOME BY MONTH - STORE: Commerce City #137 (continued)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.10%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.07%
TTL OTHER	10,250	10,453	10,661	10,873	11,092	11,315	11,544	11,779	12,020	12,267	12,520	12,779	12,992	13,209	13,430	177,186	1.41%
INCENTIVE COMP	2,819	2,889	2,962	3,036	3,112	3,189	3,269	3,351	3,435	3,520	3,608	3,699	3,773	3,848	3,925	50,433	0.40%
OPERATING INC	-35,156	-27,420	-19,262	-20,327	-12,177	-3,339	5,791	16,212	25,828	35,763	44,393	54,983	63,898	71,252	80,689	281,128	2.23%
REST CASH FLOW	-35,156	-27,420	-19,262	-20,327	-12,177	-3,339	5,791	16,212	25,828	35,763	44,393	54,983	63,898	71,252	80,689	281,128	2.23%

OPERATING INCOME BY MONTH - STORE: #140 Buckley & Quincy

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	701,430	722,473	736,923	751,661	766,695	782,028	797,669	813,622	829,895	846,493	863,423	880,691	898,305	916,271	934,596	12,242,176	100.00%
COUPONS	33,458	34,462	35,151	35,854	36,571	37,303	38,049	38,810	39,586	40,378	41,185	42,009	42,849	43,706	44,580	583,952	4.77%
NET SALES	667,972	688,011	701,772	715,807	730,123	744,726	759,620	774,813	790,309	806,115	822,237	838,682	855,456	872,565	890,016	11,658,224	95.23%
COST OF SALES	230,771	237,694	242,448	247,297	252,243	257,287	262,433	267,682	273,035	278,496	284,066	289,747	295,542	301,453	307,482	4,027,676	32.90%
GROSS PROFIT	437,202	450,318	459,324	468,511	477,881	487,438	497,187	507,131	517,273	527,619	538,171	548,935	559,913	571,112	582,534	7,630,548	62.33%
CONTROL. EXP:
WAGES/SAL	163,379	167,590	171,566	174,562	177,584	181,971	185,057	188,168	192,683	195,859	198,751	202,768	205,710	212,329	215,344	2,833,321	23.14%
VAC PAY	2,777	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	3,614	53,378	0.44%
PAYROLL TAXES	14,784	16,313	16,691	16,977	17,266	17,682	17,977	18,275	18,704	19,008	19,285	19,668	19,950	20,577	20,867	274,025	2.24%
EMPL HLTH INS	12,564	12,815	13,072	13,333	13,600	13,872	14,149	14,432	14,721	15,015	15,315	15,622	15,934	16,253	16,578	217,274	1.77%
WORKERS COMP	2,064	2,127	2,176	2,213	2,251	2,305	2,344	2,382	2,438	2,478	2,514	2,564	2,601	2,683	2,720	35,859	0.29%
MGMT COMP	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	81,000	0.66%
EMPL MEALS	2,971	3,048	3,086	3,125	3,163	3,240	3,278	3,317	3,394	3,432	3,470	3,547	3,586	3,662	3,701	50,021	0.41%
SM WARES/CLEAN	4,392	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,641	4,689	4,738	4,835	4,884	4,982	5,030	69,397	0.57%
CONTRACT MAINT	9,523	9,618	9,714	9,812	9,910	10,009	10,109	10,210	10,312	10,415	10,519	10,625	10,731	10,838	10,946	153,291	1.25%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.53%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	26,623	27,156	27,699	28,253	28,818	29,394	29,982	30,582	31,193	31,817	32,454	33,103	33,765	34,440	35,129	460,408	3.76%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.12%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.13%
OFFC/MED EXP	888	894	900	906	912	924	930	936	948	954	960	972	978	990	996	14,088	0.12%
CASH SHORT	418	432	439	446	454	468	475	482	497	504	511	526	533	547	554	7,286	0.06%
TTL CONTROL	260,029	267,827	273,294	277,697	282,147	288,177	292,736	297,342	303,755	308,521	312,995	318,835	323,407	332,168	336,864	4,475,794	36.56%
OCCUP COSTS:
RENT	66,823	66,823	72,838	72,838	72,838	79,393	79,393	79,393	86,538	86,538	86,538	94,327	94,327	94,327	94,327	1,227,260	10.02%
PROP TAXES	9,264	9,403	9,544	9,687	9,832	9,980	10,130	10,282	10,436	10,592	10,751	10,913	11,076	11,242	11,411	154,543	1.26%
BLDG. INS.	2,148	2,159	2,170	2,180	2,191	2,202	2,213	2,224	2,235	2,247	2,258	2,269	2,280	2,292	2,303	33,373	0.27%
TTL OCCUP	78,235	78,385	84,551	84,705	84,861	91,575	91,736	91,899	99,210	99,377	99,547	107,508	107,683	107,861	108,041	1,415,176	11.56%
OTHER OPER COSTS:
BANK SPPLS	9,119	9,392	9,580	9,772	9,967	10,166	10,370	10,577	10,789	11,004	11,224	11,449	11,678	11,912	12,150	159,148	1.30%
LICENSES	190	190	190	190	190	190	190	190	190	190	190	190	190	190	190	2,850	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.07%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.10%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.07%
TTL OTHER	11,265	11,538	11,726	11,918	12,113	12,312	12,516	12,723	12,935	13,150	13,370	13,595	13,824	14,058	14,296	191,338	1.56%
INCENTIVE COMP	2,806	2,890	2,948	3,007	3,067	3,128	3,191	3,254	3,320	3,386	3,454	3,523	3,593	3,665	3,738	48,969	0.40%
OPERATING INC	84,867	89,677	86,805	91,184	95,693	92,246	97,009	101,912	98,055	103,184	108,805	105,474	111,406	113,360	119,595	1,499,272	12.25%
CASH FLOW	84,867	89,677	86,805	91,184	95,693	92,246	97,009	101,912	98,055	103,184	108,805	105,474	111,406	113,360	119,595	1,499,272	12.25%

OPERATING INCOME BY MONTH - STORE: #141 Brighton

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	661,924	681,781	695,417	709,325	723,512	737,982	752,742	767,796	783,152	798,815	814,792	831,088	847,709	864,663	881,957	11,552,655	100.00%
COUPONS	32,765	33,748	34,423	35,112	35,814	36,530	37,261	38,006	38,766	39,541	40,332	41,139	41,962	42,801	43,657	571,856	4.95%
NET SALES	629,158	648,033	660,994	674,214	687,698	701,452	715,481	729,790	744,386	759,274	774,460	789,949	805,748	821,863	838,300	10,980,798	95.05%
COST OF SALES	212,477	218,852	223,229	227,693	232,247	236,892	241,630	246,463	251,392	256,420	261,548	266,779	272,115	277,557	283,108	3,708,402	32.10%
GROSS PROFIT	416,681	429,181	437,765	446,520	455,451	464,560	473,851	483,328	492,994	502,854	512,911	523,170	533,633	544,306	555,192	7,272,396	62.95%
CONTROL. EXP:
WAGES/SAL	187,815	192,256	195,213	199,484	202,495	206,613	209,676	212,760	216,980	220,115	223,271	227,595	230,803	235,294	238,602	3,198,972	27.69%
VAC PAY	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	2,712	40,681	0.35%
PAYROLL TAXES	16,903	18,524	18,806	19,212	19,499	19,890	20,183	20,477	20,879	21,178	21,480	21,891	22,198	22,625	22,942	306,688	2.65%
WORKERS COMP	2,360	2,415	2,452	2,504	2,542	2,593	2,631	2,670	2,722	2,761	2,800	2,854	2,894	2,949	2,991	40,137	0.35%
MGMT COMP	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	6,900	103,500	0.90%
EMPL MEALS	2,856	2,894	2,933	3,010	3,048	3,086	3,125	3,163	3,240	3,278	3,317	3,394	3,432	3,509	3,547	47,832	0.41%
SM WARES/CLEAN	5,710	5,795	5,795	5,795	5,795	5,795	5,795	5,795	5,795	5,795	5,795	6,033	6,096	6,223	6,286	88,300	0.76%
CONTRACT MAINT	8,695	8,782	8,870	8,958	9,048	9,139	9,230	9,322	9,415	9,510	9,605	9,701	9,798	9,896	9,995	139,963	1.21%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.62%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	22,697	23,151	23,614	24,086	24,568	25,059	25,560	26,071	26,593	27,125	27,667	28,221	28,785	29,361	29,948	392,504	3.40%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.13%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.14%
OFFC/MED EXP	888	888	888	888	894	900	906	912	924	930	936	948	954	966	972	13,794	0.12%
CASH SHORT	396	403	410	425	432	439	446	454	468	475	482	497	504	518	526	6,876	0.06%
TTL CONTROL	272,176	279,082	283,072	288,572	292,652	297,966	302,126	306,321	311,838	316,115	320,429	326,336	330,796	336,805	341,405	4,605,691	39.87%
OCCUP COSTS:
RENT	93,500	102,850	102,850	102,850	102,850	102,850	113,135	113,135	113,135	113,135	113,135	113,135	113,135	113,135	113,135	1,625,965	14.07%
COMMON AREA	10,500	10,605	10,711	10,818	10,926	11,036	11,146	11,257	11,370	11,484	11,599	11,715	11,832	11,950	12,069	169,017	1.46%
PROP TAXES	21,312	21,632	21,956	22,285	22,620	22,959	23,303	23,653	24,008	24,368	24,733	25,104	25,481	25,863	26,251	355,530	3.08%
BLDG. INS.	2,508	2,521	2,533	2,546	2,559	2,571	2,584	2,597	2,610	2,623	2,636	2,649	2,663	2,676	2,689	38,966	0.34%
TTL OCCUP	127,820	137,607	138,050	138,499	138,955	139,416	150,169	150,643	151,123	151,610	152,103	152,603	153,110	153,624	154,145	2,189,478	18.95%
OTHER OPER COSTS:
BANK SPPLS	7,149	7,363	7,511	7,661	7,814	7,970	8,130	8,292	8,458	8,627	8,800	8,976	9,155	9,338	9,525	124,769	1.08%
LICENSES	185	185	185	185	185	185	185	185	185	185	185	185	185	185	185	2,775	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.07%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.11%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.08%
TTL OTHER	9,290	9,504	9,652	9,802	9,955	10,111	10,271	10,433	10,599	10,768	10,941	11,117	11,296	11,479	11,666	156,884	1.36%
INCENTIVE COMP	2,648	2,727	2,782	2,837	2,894	2,952	3,011	3,071	3,133	3,195	3,259	3,324	3,391	3,459	3,528	46,211	0.40%
OPERATING INC	4,747	261	4,209	6,809	10,996	14,115	8,275	12,860	16,302	21,166	26,180	29,789	35,039	38,938	44,448	274,132	2.37%
CASH FLOW	4,747	261	4,209	6,809	10,996	14,115	8,275	12,860	16,302	21,166	26,180	29,789	35,039	38,938	44,448	274,132	2.37%

OPERATING INCOME BY MONTH -STORE #142 Peoria

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	492,739	507,522	522,747	538,430	554,582	571,220	588,357	606,007	624,187	642,913	662,200	682,066	702,528	723,604	745,312	9,164,416	100.00%
COUPONS	25,721	26,493	27,287	28,106	28,949	29,818	30,712	31,634	32,583	33,560	34,567	35,604	36,672	37,772	38,905	478,383	5.22%
NET SALES	467,018	481,029	495,460	510,324	525,633	541,402	557,644	574,374	591,605	609,353	627,634	646,463	665,856	685,832	706,407	8,686,034	94.78%
COST OF SALES	157,184	161,899	166,756	171,759	176,912	182,219	187,686	193,316	199,116	205,089	211,242	217,579	224,107	230,830	237,755	2,923,449	31.90%
GROSS PROFIT	309,834	319,130	328,703	338,565	348,721	359,183	369,959	381,057	392,489	404,264	416,392	428,883	441,750	455,002	468,652	5,762,585	62.88%
CONTROL. EXP:
WAGES/SAL	132,660	138,230	141,244	143,866	148,931	151,619	155,595	160,643	164,713	167,836	172,432	176,906	181,478	185,871	191,404	2,413,427	26.33%
VAC PAY	663	663	663	663	663	663	663	663	663	663	663	663	663	663	663	9,946	0.11%
PAYROLL TAXES	12,492	13,204	13,493	13,744	14,225	14,483	14,862	15,342	15,730	16,029	16,467	16,894	17,330	17,749	18,276	230,320	2.51%
EMPL HLTH INS	6,899	7,036	7,177	7,321	7,467	7,617	7,769	7,924	8,083	8,244	8,409	8,577	8,749	8,924	9,102	119,299	1.30%
WORKERS COMP	1,629	1,721	1,759	1,792	1,854	1,888	1,937	2,000	2,051	2,090	2,147	2,202	2,259	2,314	2,383	30,025	0.33%
MGMT COMP	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	63,000	0.69%
EMPL MEALS	2,318	2,357	2,395	2,434	2,510	2,549	2,626	2,664	2,741	2,779	2,856	2,894	2,971	3,048	3,125	40,267	0.44%
SM WARES/CLEAN	4,392	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	4,458	66,802	0.73%
CONTRACT MAINT	7,511	7,586	7,662	7,739	7,816	7,894	7,973	8,053	8,133	8,215	8,297	8,380	8,464	8,548	8,634	120,904	1.32%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	2.04%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.08%
UTILITIES	20,876	21,294	21,720	22,154	22,597	23,049	23,510	23,980	24,460	24,949	25,448	25,957	26,476	27,006	27,546	361,023	3.94%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.17%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.18%
OFFC/MED EXP	888	888	888	888	888	888	888	888	888	888	888	888	888	894	906	13,344	0.15%
CASH SHORT	295	302	310	317	331	338	353	360	374	382	396	403	418	432	446	5,458	0.06%
TTL CONTROL	209,070	216,302	220,448	224,174	230,659	234,485	239,795	246,260	251,703	256,068	262,124	268,014	274,074	279,959	287,127	3,700,262	40.38%
OCCUP COSTS:
RENT	64,260	65,545	66,856	68,193	69,557	70,948	72,367	73,815	75,291	76,797	78,333	79,899	81,497	83,127	84,790	1,111,275	12.13%
COMMON AREA	2,532	2,557	2,583	2,609	2,635	2,661	2,688	2,715	2,742	2,769	2,797	2,825	2,853	2,882	2,910	40,757	0.44%
PROP TAXES	8,446	8,572	8,701	8,831	8,964	9,098	9,235	9,373	9,514	9,657	9,801	9,948	10,098	10,249	10,403	140,891	1.54%
BLDG. INS.	2,088	2,098	2,109	2,119	2,130	2,141	2,151	2,162	2,173	2,184	2,195	2,206	2,217	2,228	2,239	32,440	0.35%
TTL OCCUP	77,326	78,773	80,249	81,753	83,286	84,848	86,441	88,065	89,720	91,406	93,126	94,878	96,665	98,486	100,342	1,325,363	14.46%
OTHER OPER COSTS:
BANK SPPLS	4,878	5,024	5,175	5,330	5,490	5,655	5,825	5,999	6,179	6,365	6,556	6,752	6,955	7,164	7,379	90,728	0.99%
LICENSES	190	190	190	190	190	190	190	190	190	190	190	190	190	190	190	2,850	0.03%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.09%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.13%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.10%
TTL OTHER	7,024	7,170	7,321	7,476	7,636	7,801	7,971	8,145	8,325	8,511	8,702	8,898	9,101	9,310	9,525	122,918	1.34%
INCENTIVE COMP	1,971	2,030	2,091	2,154	2,218	2,285	2,353	2,424	2,497	2,572	2,649	2,728	2,810	2,894	2,981	36,658	0.40%
OPERATING INC	14,444	14,853	18,594	23,008	24,922	29,763	33,399	36,163	40,245	45,707	49,792	54,365	59,100	64,353	68,678	577,385	6.30%
OPER INC CASH FLOW	14,444	14,853	18,594	23,008	24,922	29,763	33,399	36,163	40,245	45,707	49,792	54,365	59,100	64,353	68,678	577,385

OPERATING INCOME BY MONTH - STORE #151 Astrozon

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	765,958	788,937	804,715	820,810	837,226	853,970	871,050	888,471	906,240	924,365	942,852	961,709	980,944	1,000,562	1,020,574	13,368,384	100.00%
COUPONS	13,787	14,201	14,485	14,775	15,070	15,371	15,679	15,992	16,312	16,639	16,971	17,311	17,657	18,010	18,370	240,631	1.80%
NET SALES	752,171	774,736	790,231	806,035	822,156	838,599	855,371	872,478	889,928	907,727	925,881	944,399	963,287	982,552	1,002,203	13,127,753	98.20%
COST OF SALES	274,213	282,439	288,088	293,850	299,727	305,721	311,836	318,073	324,434	330,923	337,541	344,292	351,178	358,201	365,365	4,785,881	35.80%
GROSS PROFIT	477,958	492,297	502,142	512,185	522,429	532,878	543,535	554,406	565,494	576,804	588,340	600,107	612,109	624,351	636,838	8,341,872	62.40%
CONTROL. EXP:
WAGES/SAL	250,203	256,653	261,620	265,361	269,126	274,152	277,915	282,959	288,428	293,567	297,789	303,857	308,059	313,737	321,204	4,264,631	31.90%
VAC PAY	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	3,206	48,085	0.36%
PAYROLL TAXES	22,441	24,644	25,116	25,472	25,831	26,308	26,667	27,147	27,666	28,154	28,557	29,132	29,533	30,073	30,780	407,522	3.05%
WORKERS COMP	3,133	3,213	3,274	3,321	3,367	3,430	3,476	3,539	3,607	3,670	3,723	3,798	3,850	3,920	4,013	53,333	0.40%
MGMT COMP	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	5,400	81,000	0.61%
EMPL MEALS	3,163	3,240	3,317	3,355	3,394	3,470	3,509	3,586	3,624	3,701	3,739	3,816	3,854	3,931	4,008	53,707	0.40%
SM WARES/CLEAN	8,050	8,073	8,073	8,073	8,307	8,432	8,494	8,619	8,681	8,806	8,869	8,993	9,056	9,181	9,305	129,012	0.97%
CONTRACT MAINT	7,109	7,180	7,252	7,324	7,398	7,472	7,546	7,622	7,698	7,775	7,853	7,931	8,011	8,091	8,172	114,433	0.86%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.40%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	22,745	23,200	23,664	24,138	24,620	25,113	25,615	26,127	26,650	27,183	27,726	28,281	28,847	29,424	30,012	393,345	2.94%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.11%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.12%
OFFC/MED EXP	957	969	981	987	993	1,005	1,011	1,023	1,029	1,041	1,047	1,059	1,065	1,077	1,089	15,333	0.11%
CASH SHORT	454	468	482	490	497	511	518	533	540	554	562	576	583	598	612	7,978	0.06%
TTL CONTROL	341,106	350,609	356,865	361,725	366,857	373,337	378,319	384,845	391,738	398,393	403,933	411,641	417,185	424,488	433,784	5,794,824	43.35%
OCCUP COSTS:
RENT	84,606	85,452	86,307	87,170	88,042	88,922	89,811	90,709	91,617	92,533	93,458	94,393	95,337	96,290	97,253	1,361,900	10.19%
PROP TAXES	11,820	11,997	12,177	12,360	12,545	12,733	12,924	13,118	13,315	13,515	13,718	13,923	14,132	14,344	14,559	197,183	1.47%
BLDG. INS.	2,640	2,653	2,666	2,680	2,693	2,707	2,720	2,734	2,747	2,761	2,775	2,789	2,803	2,817	2,831	41,016	0.31%
TTL OCCUP	99,066	100,103	101,151	102,210	103,280	104,362	105,456	106,562	107,679	108,809	109,951	111,105	112,272	113,451	114,643	1,600,099	11.97%
OTHER OPER COSTS:
BANK SPPLS	7,506	7,732	7,886	8,044	8,205	8,369	8,536	8,707	8,881	9,059	9,240	9,425	9,613	9,806	10,002	131,010	0.98%
LICENSES	170	170	170	170	170	170	170	170	170	170	170	170	170	170	170	2,550	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.06%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.09%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.07%
TTL OTHER	9,632	9,858	10,012	10,170	10,331	10,495	10,662	10,833	11,007	11,185	11,366	11,551	11,739	11,932	12,128	162,900	1.22%
INCENTIVE COMP	3,064	3,156	3,219	3,283	3,349	3,416	3,484	3,554	3,625	3,697	3,771	3,847	3,924	4,002	4,082	53,474	0.40%
OPERATING INC	25,089	28,572	30,896	34,797	38,612	41,267	45,613	48,612	51,445	54,720	59,319	61,964	66,990	70,478	72,201	730,574	5.46%
REST CASH FLOW	25,089	28,572	30,896	34,797	38,612	41,267	45,613	48,612	51,445	54,720	59,319	61,964	66,990	70,478	72,201	730,574	5.46%

OPERATING INCOME BY MONTH - STORE: #155 Larkridge

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	1,018,653	1,039,026	1,059,807	1,081,003	1,102,623	1,124,676	1,147,169	1,170,112	1,193,515	1,217,385	1,241,733	1,266,567	1,291,899	1,317,737	1,344,091	17,615,996	100.00%
COUPONS	48,284	49,250	50,235	51,240	52,264	53,310	54,376	55,463	56,573	57,704	58,858	60,035	61,236	62,461	63,710	834,998	4.74%
NET SALES	970,369	989,777	1,009,572	1,029,763	1,050,359	1,071,366	1,092,793	1,114,649	1,136,942	1,159,681	1,182,875	1,206,532	1,230,663	1,255,276	1,280,381	16,780,998	95.26%
COST OF SALES	324,950	331,449	338,078	344,840	351,737	358,772	365,947	373,266	380,731	388,346	396,113	404,035	412,116	420,358	428,765	5,619,503	31.90%
GROSS PROFIT	645,419	658,327	671,494	684,924	698,622	712,594	726,846	741,383	756,211	771,335	786,762	802,497	818,547	834,918	851,616	11,161,495	63.36%
CONTROL. EXP:
WAGES/SAL	258,289	264,954	270,748	277,564	282,347	287,591	292,884	298,225	303,614	310,229	315,725	321,269	327,775	333,424	341,362	4,485,999	25.47%
VAC PAY	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	5,134	77,017	0.44%
PAYROLL TAXES	23,406	25,697	26,247	26,894	27,350	27,850	28,354	28,863	29,377	30,006	30,530	31,059	31,678	32,217	32,970	432,499	2.46%
EMPL HLTH INS	9,396	9,584	9,776	9,971	10,171	10,374	10,581	10,793	11,009	11,229	11,454	11,683	11,916	12,155	12,398	162,489	0.92%
WORKERS COMP	3,267	3,350	3,422	3,506	3,565	3,631	3,696	3,763	3,830	3,912	3,980	4,049	4,130	4,200	4,298	56,598	0.32%
MGMT COMP	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	108,000	0.61%
EMPL MEALS	3,970	4,046	4,123	4,200	4,238	4,315	4,392	4,469	4,546	4,622	4,699	4,776	4,853	4,930	5,045	67,224	0.38%
SM WARES/CLEAN	6,880	7,074	7,200	7,531	7,594	7,720	7,846	7,973	8,099	8,225	8,351	8,477	8,603	8,729	8,918	119,220	0.68%
CONTRACT MAINT	7,529	7,604	7,680	7,757	7,835	7,913	7,992	8,072	8,153	8,234	8,317	8,400	8,484	8,569	8,654	121,194	0.69%
REST REPAIRS	11,631	11,747	11,865	11,983	12,103	12,224	12,346	12,470	12,595	12,720	12,848	12,976	13,106	13,237	13,369	187,221	1.06%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.04%
UTILITIES	23,446	23,915	24,393	24,881	25,378	25,886	26,404	26,932	27,470	28,020	28,580	29,152	29,735	30,330	30,936	405,458	2.30%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.09%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.09%
OFFC/MED EXP	1,038	1,050	1,062	1,074	1,080	1,092	1,104	1,116	1,128	1,140	1,152	1,164	1,176	1,188	1,206	16,770	0.10%
CASH SHORT	605	619	634	648	655	670	684	698	713	727	742	756	770	785	806	10,512	0.06%
TTL CONTROL	364,406	374,590	382,099	390,959	397,267	404,216	411,234	418,323	425,481	434,014	441,326	448,710	457,175	464,711	474,913	6,289,425	35.70%
OCCUP COSTS:
RENT	113,426	114,560	115,706	116,863	118,031	119,212	120,404	121,608	122,824	124,052	125,293	126,546	127,811	129,089	130,380	1,825,803	10.36%
OVERAGE RENT	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
COMMON AREA	4,020	4,080	4,142	4,204	4,267	4,331	4,396	4,462	4,529	4,596	4,665	4,735	4,806	4,878	4,952	67,062	0.38%
PROP TAXES	43,980	44,420	44,864	45,313	45,766	46,223	46,686	47,153	47,624	48,100	48,581	49,067	49,558	50,053	50,554	707,941	4.02%
BLDG. INS.	3,060	3,075	3,091	3,106	3,122	3,137	3,153	3,169	3,185	3,200	3,216	3,233	3,249	3,265	3,281	47,542	0.27%
TTL OCCUP	164,486	166,135	167,802	169,485	171,185	172,903	174,638	176,391	178,161	179,949	181,756	183,581	185,424	187,286	189,167	2,648,349	15.03%
OTHER OPER COSTS:
BANK SPPLS	12,631	12,884	13,142	13,404	13,673	13,946	14,225	14,509	14,800	15,096	15,397	15,705	16,020	16,340	16,667	218,438	1.24%
LICENSES	170	170	170	170	170	170	170	170	170	170	170	170	170	170	170	2,550	0.01%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.05%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.07%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.05%
TTL OTHER	14,757	15,010	15,268	15,530	15,799	16,072	16,351	16,635	16,926	17,222	17,523	17,831	18,146	18,466	18,793	250,328	1.42%
INCENTIVE COMP	4,075	4,156	4,239	4,324	4,410	4,499	4,589	4,680	4,774	4,870	4,967	5,066	5,168	5,271	5,376	70,464	0.40%
OPERATING INC	97,695	98,436	102,086	104,625	109,960	114,905	120,034	125,354	130,869	135,281	141,189	147,309	152,635	159,184	163,368	1,902,930	10.80%
CASH FLOW	97,695	98,436	102,086	104,625	109,960	114,905	120,034	125,354	130,869	135,281	141,189	147,309	152,635	159,184	163,368	1,902,930	10.80%

OPERATING INCOME BY MONTH - STORE #160 Centerra

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	914,454	941,888	960,726	979,940	999,539	1,019,530	1,039,920	1,060,719	1,081,933	1,103,572	1,125,643	1,148,156	1,171,119	1,194,542	1,218,432	15,960,113	100.00%
COUPONS	4,572	4,709	4,804	4,900	4,998	5,098	5,200	5,304	5,410	5,518	5,628	5,741	5,856	5,973	6,092	79,801	0.50%
NET SALES	909,882	937,178	955,922	975,040	994,541	1,014,432	1,034,721	1,055,415	1,076,523	1,098,054	1,120,015	1,142,415	1,165,264	1,188,569	1,212,340	15,880,313	99.50%
COST OF SALES	286,407	294,999	300,899	306,917	313,056	319,317	325,703	332,217	338,861	345,639	352,551	359,602	366,795	374,130	381,613	4,998,708	31.32%
GROSS PROFIT	623,475	642,179	655,023	668,123	681,486	695,115	709,018	723,198	737,662	752,415	767,464	782,813	798,469	814,438	830,727	10,881,605	68.18%
CONTROL. EXP:
WAGES/SAL	286,693	292,135	298,111	302,418	308,151	312,526	320,007	326,619	334,262	340,524	346,606	352,742	358,932	365,175	371,763	4,916,664	30.81%
VAC PAY	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	2,554	38,307	0.24%
PAYROLL TAXES	25,629	27,965	28,532	28,943	29,488	29,905	30,614	31,241	31,965	32,560	33,138	33,722	34,310	34,904	35,530	468,447	2.94%
EMPL HLTH INS	2,826	2,883	2,940	2,999	3,059	3,120	3,183	3,246	3,311	3,377	3,445	3,514	3,584	3,656	3,729	48,871	0.31%
WORKERS COMP	3,578	3,646	3,720	3,773	3,844	3,899	3,991	4,073	4,167	4,245	4,320	4,396	4,473	4,550	4,632	61,305	0.38%
MGMT COMP	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	108,000	0.68%
EMPL MEALS	3,662	3,739	3,816	3,854	3,931	3,970	4,046	4,123	4,200	4,238	4,315	4,392	4,469	4,546	4,622	61,925	0.39%
SM WARES/CLEAN	8,720	8,869	8,993	9,056	9,181	9,243	9,368	9,493	9,820	9,883	10,007	10,132	10,257	10,382	10,507	143,910	0.90%
CONTRACT MAINT	6,598	6,664	6,731	6,798	6,866	6,935	7,004	7,074	7,145	7,216	7,288	7,361	7,435	7,509	7,584	106,207	0.67%
REST REPAIRS	8,629	8,715	8,802	8,890	8,979	9,069	9,159	9,251	9,343	9,437	9,531	9,627	9,723	9,820	9,918	138,892	0.87%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.05%
UTILITIES	22,388	22,836	23,293	23,759	24,234	24,718	25,213	25,717	26,231	26,756	27,291	27,837	28,394	28,962	29,541	387,170	2.43%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.10%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.10%
OFFC/MED EXP	990	1,002	1,014	1,020	1,032	1,038	1,050	1,062	1,074	1,080	1,092	1,104	1,116	1,128	1,140	15,942	0.10%
CASH SHORT	547	562	576	583	598	605	619	634	648	655	670	684	698	713	727	9,518	0.06%
TTL CONTROL	382,630	391,384	398,897	404,462	411,730	417,396	426,623	434,901	444,536	452,339	460,073	467,879	475,759	483,713	492,062	6,544,383	41.00%
OCCUP COSTS:
RENT	75,000	75,000	82,500	82,500	82,500	82,500	82,500	90,750	90,750	90,750	90,750	90,750	99,825	99,825	99,825	1,315,725	8.24%
COMMON AREA	11,556	11,672	11,788	11,906	12,025	12,145	12,267	12,390	12,513	12,639	12,765	12,893	13,022	13,152	13,283	186,016	1.17%
PROP TAXES	30,816	31,278	31,747	32,224	32,707	33,198	33,696	34,201	34,714	35,235	35,763	36,300	36,844	37,397	37,958	514,077	3.22%
BLDG. INS.	3,228	3,244	3,260	3,277	3,293	3,310	3,326	3,343	3,359	3,376	3,393	3,410	3,427	3,444	3,461	50,152	0.31%
TTL OCCUP	120,600	121,194	129,296	129,906	130,525	131,153	131,789	140,683	141,337	142,000	142,671	143,352	153,118	153,818	154,528	2,065,969	12.94%
OTHER OPER COSTS:
BANK SPPLS	11,888	12,245	12,489	12,739	12,994	13,254	13,519	13,789	14,065	14,346	14,633	14,926	15,225	15,529	15,840	207,481	1.30%
LICENSES	190	190	190	190	190	190	190	190	190	190	190	190	190	190	190	2,850	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.05%

OPERATING INCOME BY MONTH - STORE #160 Centerra (continued)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.08%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.06%
TTL OTHER	14,034	14,391	14,635	14,885	15,140	15,400	15,665	15,935	16,211	16,492	16,779	17,072	17,371	17,675	17,986	239,671	1.50%
INCENTIVE COMP	3,658	3,768	3,843	3,920	3,998	4,078	4,160	4,243	4,328	4,414	4,503	4,593	4,684	4,778	4,874	63,840	0.40%
OPERATING INC	102,554	111,443	108,352	114,950	120,092	127,089	130,782	127,435	131,251	137,170	143,438	149,917	147,537	154,454	161,279	1,967,741	12.33%
CASH FLOW	102,554	111,443	108,352	114,950	120,092	127,089	130,782	127,435	131,251	137,170	143,438	149,917	147,537	154,454	161,279	1,967,741	12.33%

OPERATING INCOME BY MONTH - STORE #166 Kipling & Chatfield

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	TOTAL
SALES	645,126	664,480	684,414	704,947	726,095	747,878	770,314	793,424	817,226	841,743	866,995	893,005	919,795	947,389	975,811	11,998,642	100.00%
COUPONS	30,773	31,696	32,647	33,626	34,635	35,674	36,744	37,846	38,982	40,151	41,356	42,596	43,874	45,190	46,546	572,335	4.77%
NET SALES	614,353	632,784	651,768	671,321	691,460	712,204	733,570	755,577	778,245	801,592	825,640	850,409	875,921	902,199	929,265	11,426,307	95.23%
COST OF SALES	212,892	219,278	225,857	232,632	239,611	246,800	254,204	261,830	269,685	277,775	286,108	294,692	303,532	312,638	322,018	3,959,552	33.00%
GROSS PROFIT	401,462	413,506	425,911	438,688	451,849	465,404	479,366	493,747	508,560	523,817	539,531	555,717	572,389	589,560	607,247	7,466,755	62.23%
CONTROL. EXP:
WAGES/SAL	189,118	193,462	197,445	200,680	204,787	210,027	214,228	218,471	222,755	227,081	231,542	236,045	243,214	248,176	255,212	3,292,243	27.44%
VAC PAY	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	2,889	43,332	0.36%
PAYROLL TAXES	18,233	18,647	19,028	19,339	19,731	20,231	20,633	21,039	21,449	21,864	22,291	22,723	23,405	23,880	24,550	317,040	2.64%
EMPL HLTH INS	5,994	6,114	6,236	6,361	6,488	6,618	6,750	6,885	7,023	7,163	7,307	7,453	7,602	7,754	7,909	103,657	0.86%
WORKERS COMP	2,377	2,431	2,481	2,521	2,572	2,637	2,690	2,743	2,796	2,850	2,906	2,962	3,051	3,113	3,200	41,330	0.34%
MGMT COMP	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	117,000	0.98%
EMPL MEALS	2,779	2,856	2,933	2,971	3,048	3,125	3,202	3,278	3,355	3,432	3,509	3,586	3,662	3,739	3,854	49,330	0.41%
SM WARES/CLEAN	5,710	5,767	5,767	5,767	5,767	5,767	5,767	5,767	5,767	6,066	6,192	6,318	6,444	6,570	6,759	90,193	0.75%
CONTRACT MAINT	6,900	6,969	7,039	7,109	7,180	7,252	7,324	7,398	7,472	7,546	7,622	7,698	7,775	7,853	7,931	111,069	0.93%
REST REPAIRS	8,723	8,810	8,898	8,987	9,077	9,168	9,260	9,352	9,446	9,540	9,636	9,732	9,829	9,928	10,027	140,415	1.17%
RENOVATION EXP	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	7,500	0.06%
UTILITIES	20,973	21,392	21,820	22,256	22,702	23,156	23,619	24,091	24,573	25,064	25,566	26,077	26,598	27,130	27,673	362,690	3.02%
TELEPHONE	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	1,020	15,300	0.13%
UNIFORMS	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	1,095	16,425	0.14%
OFFC/MED EXP	888	888	888	888	894	906	918	930	942	954	966	978	990	1,002	1,020	14,052	0.12%
CASH SHORT	382	396	410	418	432	446	461	475	490	504	518	533	547	562	583	7,157	0.06%
TTL CONTROL	275,379	281,036	286,248	290,600	295,983	302,636	308,155	313,733	319,371	325,369	331,358	337,409	346,423	353,010	362,023	4,728,733	39.41%
OCCUP COSTS:
RENT	66,000	66,000	66,000	66,000	72,600	72,600	72,600	72,600	72,600	79,860	79,860	79,860	79,860	79,860	87,846	1,114,146	9.29%
COMMON AREA	11,040	11,150	11,262	11,375	11,488	11,603	11,719	11,836	11,955	12,074	12,195	12,317	12,440	12,565	12,690	177,710	1.48%
PROP TAXES	30,504	30,962	31,426	31,897	32,376	32,861	33,354	33,855	34,363	34,878	35,401	35,932	36,471	37,018	37,573	508,872	4.24%
BLDG. INS.	2,760	2,774	2,788	2,802	2,816	2,830	2,844	2,858	2,872	2,887	2,901	2,916	2,930	2,945	2,960	42,881	0.36%
TTL OCCUP	110,304	110,886	111,476	112,074	119,280	119,894	120,517	121,149	121,790	129,699	130,357	131,025	131,702	132,388	141,069	1,843,609	15.37%
OTHER OPER COSTS:
BANK SPPLS	8,580	8,838	9,103	9,376	9,657	9,947	10,245	10,553	10,869	11,195	11,531	11,877	12,233	12,600	12,978	159,582	1.33%
LICENSES	170	170	170	170	170	170	170	170	170	170	170	170	170	170	170	2,550	0.02%
OUT MGMT COMP	540	540	540	540	540	540	540	540	540	540	540	540	540	540	540	8,100	0.07%
DELIVERY EXP	816	816	816	816	816	816	816	816	816	816	816	816	816	816	816	12,240	0.10%
MISC. EXP/RENTAL	600	600	600	600	600	600	600	600	600	600	600	600	600	600	600	9,000	0.08%
TTL OTHER	10,706	10,964	11,229	11,502	11,783	12,073	12,371	12,679	12,995	13,321	13,657	14,003	14,359	14,726	15,104	191,472	1.60%
INCENTIVE COMP	2,581	2,658	2,738	2,820	2,904	2,992	3,081	3,174	3,269	3,367	3,468	3,572	3,679	3,790	3,903	47,995	0.40%
OPERATING INC	2,492	7,963	14,221	21,693	21,899	27,809	35,242	43,013	51,135	52,061	60,691	69,709	76,226	85,646	85,148	654,947	5.46%
CASH FLOW	2,492	7,963	14,221	21,693	21,899	27,809	35,242	43,013	51,135	52,061	60,691	69,709	76,226	85,646	85,148	654,947	5.46%